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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE
                                                               FEBRUARY 20, 2006


                     KINROSS HAS COMPLETED FINANCIAL FILINGS

TORONTO - Kinross Gold Corporation ("Kinross") announced today that, as planned, it has filed its interim financial statements and management discussion and analysis for the first three quarters of 2005. With these filings and the filing of its restated audited financial statements, management discussion and analysis and annual information form for 2004 completed last week, Kinross is now up to date with all of its regular financial filings. The filings can be accessed on Kinross' website (WWW.KINROSS.COM) or on SEDAR or Edgar.

ABOUT KINROSS GOLD CORPORATION

Kinross Gold, a world-class gold company based in Canada, has since 1993 become the third largest primary gold producer in North America and the seventh largest in the world. With nine mines in stable countries including Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people worldwide.

Kinross enjoys a strong balance sheet and a no-hedging policy maximizing cash flow, revenues and profit margins per ounce of gold. By expanding existing operations, increasing exploration spending and seeking prudent acquisitions, Kinross is generating shareholder value and growth.

Kinross maintains listings on the New York Stock Exchange (symbol:KGC) and on the Toronto Stock Exchange (symbol:K).

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For further information, please contact:

TRACEY THOM
DIRECTOR, INVESTOR RELATIONS AND
COMMUNICATIONS
(416) 365-1362